Arco-Iris Gold Corporation

Suite 22, Postnet P.O. Box 1006

Plettenberg Bay, 6600

South Africa

February 14, 2014

Via EDGAR

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Arco-Iris Gold Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed November 27, 2013
File No. 333-190929

Dear Mr. Reynolds:

We hereby submit the responses of Arco-Iris Gold Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated December 11, 2013, to Ms. Stacy Aaron of the Company with regard to the above-referenced Registration Statement on Form S-1 filed on November 27, 2013 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

In connection with the comment letter, we respectfully request the Staff to consider the following:

General

1.	Please reconcile the amount loaned from Ms. Aaron as stated in the use of proceeds section with the disclosure in the MD&A.

RESPONSE: We have revised our use of proceeds section and the disclosure in the MD&A to reflect that Ms. Aaron is owed $12,125.

2.	Please clarify on page 22, if true, that the assessment due September 1 was paid.

RESPONSE: In response to the Staff’s comment, we have clarified that the assessment due September 1 was paid.

3.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X, as applicable.

RESPONSE: In response to the Staff’s comment, we have updated our financial statements pursuant to Rule 8-08 of Regulation S-X.

Note 1. Nature of Operations, page F-6

4.	We note your disclosure in the description of business that the company intends to explore for diamond-bearing kimberlite on its mining property. However, throughout the business section, you disclose that you are engaged in the exploration of gold. Please clarify what you intend to explore and revise your disclosure for consistency.

RESPONSE: The reference to diamond-bearing kimberlite in the S-1 was erroneously included. We intend to explore our property for gold. The disclosure included in the S-1 accurately reflects our intended business plan and our exploration goals.

Note 2. Summary of Significant Accounting Policies, page F-6

5.	Please revise your footnote to provide, if true, an affirmative statement your interim financial statements include all adjustments that, in your opinion, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

RESPONSE: In response to the Staff’s comment, we have affirmatively stated that our interim financial statements include all adjustments considered necessary of a fair presentation.

Note 8. Subsequent Events, page F-13

6.	We reissue comment number 26 from our letter dated September 24, 2013. Please revise your disclosure on pages F-13 for the period ended July 31, 2013 and F-10 for the period ended April 30, 2013 to specifically state the actual dates through which you have evaluated subsequent events. Refer to ASC 855-10-50-1(a).

RESPONSE: In response to the Staff’s comment, we have revised our disclosure in accordance with ASC 855-10-50-1(a).

Exhibit 5

7.	We reissue comment 27 from our letter dated September 24, 2013. Please revise the caption reference in the fourth paragraph to conform to the caption used in the prospectus.

RESPONSE: During the review process of this registration statement, we engaged new legal counsel. As a result, we will provide a new Exhibit 5 prior to effectiveness. Exhibit 5 will be revised to conform to the caption used in the prospectus.

Exhibit 23.1

8.	We reissue comment 28 of our letter dated September 24, 2013. We note your consent of your independent registered accounting firm refers to the report date of August 28, 2013. However, the audit report is dated August 29, 2013. Please revise the references in the consent for consistency.

RESPONSE: In response to the Staff’s comment, we have revised our audit report date for consistency.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Szaferman, Lakind, Blumstein & Blader, PC, our outside special securities counsel at (609)275-0400.

Sincerely,

Arco-Iris Gold Corporation

By: /s/Stacey Aaron

Name: Stacey Aaron

Title: Chief Executive Officer